UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Houghton Mifflin Harcourt Company

(Name of Subject Company)

Houghton Mifflin Harcourt Company

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

44157R109

(CUSIP Number of Class of Securities)

William F. Bayers, Esq.

Executive Vice President, Secretary and General Counsel

Houghton Mifflin Harcourt Company

125 High Street

Boston, MA 02110

(617) 351-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz, Esq.

Joseph Conahan, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2022 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Houghton Mifflin Harcourt Company, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Harbor Purchaser Inc., a Delaware corporation, and a wholly owned subsidiary of Harbor Holding Corp., a Delaware corporation, which is an indirect, wholly owned subsidiary of The Veritas Capital Fund VII, L.P., a Delaware limited partnership, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $21.00 per share, net of applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 7, 2022 and the related letter of transmittal.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 6.	Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the bottom of the table set forth in Item 6 of the Schedule 14D-9 to read as follows:

Name	Date of Transaction	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction(1)
John J. Lynch, Jr.	3/5/2022	19,219	$20.92	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
John J. Lynch, Jr.	3/5/2022	55,364	$20.92	Shares withheld to satisfy tax withholding requirements upon Company PRSU vesting
Joseph P. Abbott, Jr.	3/5/2022	10,762	$20.92	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
Joseph P. Abbott, Jr.	3/5/2022	31,003	$20.92	Shares withheld to satisfy tax withholding requirements upon Company PRSU vesting
William F. Bayers	3/5/2022	4,228	$20.92	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
William F. Bayers	3/5/2022	12,180	$20.92	Shares withheld to satisfy tax withholding requirements upon Company PRSU vesting
Michael E. Evans	3/5/2022	6,371	$20.92	Shares withheld to satisfy tax withholding requirements upon Company PRSU vesting
James P. O’Neill	3/5/2022	4,604	$20.92	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
James P. O’Neill	3/5/2022	13,264	$20.92	Shares withheld to satisfy tax withholding requirements upon Company PRSU vesting
Amy L. Dunkin	3/5/2022	2,273	$20.92	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
Amy L. Dunkin	3/5/2022	6,547	$20.92	Shares withheld to satisfy tax withholding requirements upon Company PRSU vesting
Matthew Mugo Fields	3/5/2022	2,731	$20.92	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
Matthew Mugo Fields	3/5/2022	7,867	$20.92	Shares withheld to satisfy tax withholding requirements upon Company PRSU vesting
Alejandro Reyes	3/5/2022	2,306	$20.92	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting

Alejandro Reyes	3/5/2022	6,638	$20.92	Shares withheld to satisfy tax withholding requirements upon Company PRSU vesting
John J. Lynch, Jr.	3/9/2022	85,511	$0	Vesting of Company RSUs
John J. Lynch, Jr.	3/9/2022	38,210	$21.04	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
Joseph P. Abbott, Jr.	3/9/2022	44,339	$0	Vesting of Company RSUs
Joseph P. Abbott, Jr.	3/9/2022	19,812	$21.04	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
William F. Bayers	3/9/2022	17,419	$0	Vesting of Company RSUs
William F. Bayers	3/9/2022	7,783	$21.04	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
Michael E. Evans	3/9/2022	31,671	$0	Vesting of Company RSUs
Michael E. Evans	3/9/2022	11,813	$21.04	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
James P. O’Neill	3/9/2022	23,753	$0	Vesting of Company RSUs
James P. O’Neill	3/9/2022	8,476	$21.04	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
Amy L. Dunkin	3/9/2022	9,501	$0	Vesting of Company RSUs
Amy L. Dunkin	3/9/2022	4,185	$21.04	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
Matthew Mugo Fields	3/9/2022	12,668	$0	Vesting of Company RSUs
Matthew Mugo Fields	3/9/2022	5,027	$21.04	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting
Alejandro Reyes	3/9/2022	9,501	$0	Vesting of Company RSUs
Alejandro Reyes	3/9/2022	4,245	$21.04	Shares withheld to satisfy tax withholding requirements upon Company RSU vesting

(1)	Each Company RSU and Company PRSU represents a contingent right to receive one share of Common Stock upon vesting.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the subsection entitled “—Legal Proceedings” in its entirety as follows:

“On March 7, 2022 a putative shareholder complaint was filed in the United States (U.S.) District Court for the Southern District of New York (S.D.N.Y.) against the Company and each member of the Company’s Board, captioned Stein v. Houghton Mifflin, et al., No. 1:22-cv-01914. On March 8, 2022, a second putative shareholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned O’Dell v. Houghton Mifflin, et al., No. 1:22-cv-01932. On March 10, 2022, a third putative shareholder complaint was filed against the same parties in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), captioned Justice v. Houghton Mifflin, et al., No. 1:22-cv-01320. The same day, a fourth putative shareholder complaint was filed against the same parties in the U.S. District Court for the Eastern District of Pennsylania, captioned Whitfield v. Houghton Mifflin, et al., No. 2:22-cv-00916. On March 12, 2022, a fifth putative shareholder complaint was filed against the same parties in the U.S. District Court for the E.D.N.Y., captioned Williams v. Houghton Mifflin, et al., No. 1:22-cv-01374. On March 16, 2022, a sixth putative shareholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Frieman v. Houghton Mifflin, et al., No. 1:22-cv-02166.

These complaints allege, among other things, that the Company and each member of the Company’s Board violated federal securities laws and regulations through a Solicitation Statement intended to induce them to tender their shares in connection with the transaction that purportedly omits material facts necessary to make the statements therein not false or misleading. The complaints seek, among other things, either to enjoin the Company from proceeding with the tender offer and the closing of the transaction unless and until allegedly omitted material information is disclosed or, in the event the transaction is consummated, rescinding it and recovering rescissory damages. The complaints also seek a declaration that the defendants violated the securities laws and an award of attorneys’ fees and costs. The Company believes that the plaintiffs’ allegations are without merit and intends to defend against them vigorously.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph of the subsection entitled “Regulatory Approvals—U.S. Antitrust Laws”:

“At 11:59 p.m., Eastern Time, on March 15, 2022, the applicable waiting period under the HSR Act with respect to the purchase of Shares pursuant to the Offer expired.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(H)*	Houghton Mifflin Harcourt Fact Sheet posted to the Company’s website

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2022

Houghton Mifflin Harcourt Company

By:	/s/ William F. Bayers
William F. Bayers
Executive Vice President, Secretary and General Counsel

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